Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 31, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549
Attn: Yolanda Guobadia, Senior Staff Accountant

Re:	Pangaea Logistics Solutions Ltd. Form 10-K for Fiscal Year Ended December 31, 2018 Filed March 20, 2019 Response Dated January 3, 2020 File No. 1-36798

Dear Ms. Guobadia:
This letter sets forth the response of Pangaea Logistics Solutions Ltd. (the “Company”) to the comment letter dated January 17, 2020 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) that was filed via EDGAR on March 20, 2019. The Company has today filed via EDGAR this letter, which responds to the Staff’s comments contained in the Comment Letter.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Form 10-K. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
Form 10-K for Fiscal Year Ended December 31, 2018
Item 6. Selected Financial Data
Selected Data from the Consolidated Statements of Operations, page 39
1.
We note your response to comment 2.  In your proposed revised disclosure, you reconcile gross profit to net transportation and service revenue, a non-GAAP measure.  Since you do not present or define gross profit elsewhere in your filing, please tell us and disclose how you calculate gross profit.

The Company acknowledges the Staff´s comment and confirms that, in future filings, it will include the disclosure with respect to the measures of gross profit defined as total revenue less total cost of vessel transportation and service revenue and less vessel depreciation and amortization expense.
Attached hereto as Exhibit A for illustrative purposes is an example of how the Company plans to present the financial measure of gross profit.
2.
Please revise to disclose income/(loss) from continuing operations per common share and cash dividends declared per common share within Selected Financial Data.  Refer to Instruction 2 of the Instructions to Item 301 of Regulation S-K.

In response to the Staff's comment, in future filings, the Company will include the disclosure for income/(loss) from continuing operations per common share and cash dividends declared per common share within Selected Financial Data.

Attached hereto as Exhibit A for illustrative purposes is an example of how the Company plans to present the income/(loss) from continuing operations per common share and cash dividends declared per common share.

If you have any questions or comments concerning this letter, please feel free to contact Evan Preponis at (212) 574-1438 or the undersigned at (212) 574-1265.
Very truly yours,

SEWARD & KISSEL, LLP

By:	/s/ Edward S. Horton
Edward S. Horton

cc:	Edward Coll Chief Executive Officer Pangaea Logistics Solutions, Ltd.

Exhibit A
ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and footnotes thereto contained in this report.

Forward Looking Statements

All statements other than statements of historical fact included in this Form 10-Q including, without limitation, statements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward looking statements. When used in this Form 10-Q, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or our management, identify forward looking statements. Such forward looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those contemplated by the forward looking statements as a result of the risk factors and other factors detailed in our filings with the Securities and Exchange Commission. All subsequent written or oral forward looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph.

Important Financial and Operational Terms and Concepts

The Company uses a variety of financial and operational terms and concepts when analyzing its performance.

These include revenue recognition, deferred revenue, allowance for doubtful accounts, vessels and depreciation and long-lived assets impairment considerations, as defined above as well as the following:

Voyage Revenue. Voyage revenue is derived from voyage charters which involve the carriage of cargo from a load port to a discharge port, which is predetermined in each voyage contract. Gross revenue is calculated by multiplying the agreed rate per ton of cargo by the number of tons loaded. The Company directs how and for what purpose the vessel is used and therefore, these voyage contracts do not contain leases.

Charter Revenue. Charter revenue is earned when the Company lets a vessel it owns or operates to a charterer for a specified period of time. Charter revenue is based on the agreed rate per day. These time-charter arrangements contain leases because the lessee has the power to direct the use and receives substantially all of the economic benefits from the use of the vessel. The operating lease component and the vessel operating expense non-lease component of a time-charter contract are reported as a single component.

Voyage Expenses. The Company incurs expenses for voyage charters, including bunkers (fuel), port charges, canal tolls, brokerage commissions and cargo handling operations, which are expensed as incurred.

Charter Expenses. The Company charters in vessels to supplement its owned fleet to support its voyage charter operations. The Company hires vessels under time charters with third party vessel owners, and recognizes the charter hire payments as an expense on a straight-line basis over the term of the charter. Charter hire payments are typically made in advance, and the unrecognized portion is reflected as advance hire in the accompanying consolidated balance sheets. Under the time charters, the vessel owner is responsible for the vessel operating costs such as crews, maintenance and repairs, insurance, and stores. The Company does not record a right-of-use asset or lease liability for any arrangement less than one year.

Vessel Operating Expenses. Vessel operating expenses represent the cost to operate the Company’s owned vessels. Vessel operating expenses include crew hire and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, other miscellaneous expenses, and technical management fees. These expenses are recognized as incurred. Technical management services include day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, arranging the hire of crew, and purchasing stores, supplies, and spare parts.

Fleet Data. The Company believes that the measures for analyzing future trends in its results of operations consist of the following:

 Shipping days. The Company defines shipping days as the aggregate number of days in a period during which its owned or chartered-in vessels are performing either a voyage charter (voyage days) or a time charter (time charter days).

 Daily vessel operating expenses. The Company defines daily vessel operating expenses as vessel operating expenses divided by ownership days for the period. Vessel operating expenses include crew hire and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, other miscellaneous expenses, and technical management fees.

 Chartered in days. The Company defines chartered in days as the aggregate number of days in a period during which it chartered in vessels from third party vessel owners.

 Time Charter Equivalent ‘‘TCE’’ rates. The Company defines TCE rates as total revenues less voyage expenses divided by the length of the voyage, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because rates for vessels on voyage charters are generally not expressed in per-day amounts while rates for vessels on time charters generally are expressed in per-day amounts.

Selected Financial Information

(in thousands, except shipping days data) (figures may not foot due to rounding)	As of and for the three months ended September 30,		As of and for the nine months ended September 30,
	2019	2018	2019	2018
Selected Data from the Consolidated Statements of Income
Voyage revenue
Charter revenue
Total revenue
Voyage expense
Charter expense
Vessel operating expenses
Total cost of transportation and service revenue
Vessel depreciation and amortization
Gross Profit
Other operating expenses
Loss on sale and leaseback of vessels
Income from operations
Total other expense, net
Net income
Income attributable to non-controlling interests
Net income attributable to Pangaea Logistics Solutions Ltd.

Per common share information
Basic income/(loss) per share
Diluted income/(loss) per share
Weighted-average common shares Outstanding – basic
Weighted-average common shares Outstanding – diluted
Cash dividends declared per share

Adjusted EBITDA (2)

Shipping Days (3)
Voyage days
Time charter days
Total shipping days

TCE Rates ($/day) (4)

	September 30, 2019		December 31, 2018
Selected Data from the Consolidated Balance Sheets
Cash, restricted cash and cash equivalents	$		$
Total assets	$		$
Total secured debt, including finance leases liabilities	$		$
Total liabilities and stockholders' equity	$		$

For the nine months ended September 30,
		2019		2018
Selected Data from the Consolidated Statements of Cash Flows
Net cash provided by operating activities	$		$
Net cash used in investing activities	$		$
Net cash provided by financing activities	$		$

(1)
Adjusted EBITDA represents operating earnings before interest expense, income taxes, depreciation and amortization, loss on sale and leaseback of vessels and other non-operating income and/or expense, if any. Adjusted EBITDA is included because it is used by management and certain investors to measure operating performance and is also reviewed periodically as a measure of financial performance by Pangaea's Board of Directors. Adjusted EBITDA is not an item recognized by the generally accepted accounting principles in the United States of America, or U.S. GAAP, and should not be considered as an alternative to net income, operating income, or any other indicator of a company's operating performance required by U.S. GAAP. Pangaea’s definition of Adjusted EBITDA used here may not be comparable to the definition of EBITDA used by other companies.

(2)
Shipping days are defined as the aggregate number of days in a period during which its owned or chartered-in vessels are performing either a voyage charter (voyage days) or time charter (time charter days).

(3)
Pangaea defines time charter equivalent, or “TCE,” rates as total revenues less voyage expenses divided by the length of the voyage, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because rates for vessels on voyage charters are generally not expressed in per-day amounts while rates for vessels on time charters generally are expressed in such amounts.

The reconciliation of gross profit to net transportation and service revenue and income from operations to Adjusted EBITDA is as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net Transportation and Service Revenue (4)
Gross Profit
Add:
Vessel Depreciation and Amortization
Net transportation and service revenue

Adjusted EBITDA
Income from operations
Depreciation and amortization
Loss on sale and leaseback of vessels
Adjusted EBITDA

(4)
Net transportation and service revenue represents total revenue less the total direct costs of transportation and services, which includes charter hire, voyage and vessel operating expenses. Net transportation and service revenue is included because it is used by management and certain investors to measure performance by comparison to other logistic service providers. Net transportation and service revenue is not an item recognized by the generally accepted accounting principles in the United States of America, or U.S. GAAP, and should not be considered as an alternative to net income, operating income, or any other indicator of a company's operating performance required by U.S. GAAP. Pangaea’s definition of net transportation and service revenue used here may not be comparable to an operating measure used by other companies.

4